Exhibit 99.1

CI FINANCIAL CORP.
ANNUAL INFORMATION FORM
March 31, 2022

CI FINANCIAL CORP.
ANNUAL INFORMATION FORM
March 31, 2022
( i )

( ii )

EXPLANATORY NOTES
Unless otherwise stated, the information in this annual information form is presented as of December 31, 2021 and all references to the Corporation’s fiscal year are to the year ended December 31, 2021.
In this annual information form, unless the context otherwise requires, all references to the “Corporation” are to CI Financial Corp. and, as applicable, its predecessors CI Financial Income Fund and CI Financial Inc. and references to “CI” or the “CI Group” are to the Corporation and its predecessors together with the entities and subsidiaries controlled by it and its predecessors.
FORWARD-LOOKING INFORMATION
This annual information form contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry and wealth management industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the impact of the coronavirus pandemic, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time.
The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.
For a more complete discussion of the risk factors that may impact actual results, please refer to the “Risk Management” section of the Management’s Discussion and Analysis accompanying the Corporation’s annual financial statements.

CORPORATE STRUCTURE
Name, Address and Formation
The Corporation is the successor to CI Financial Income Fund (the “Fund”), following the completion of the conversion of the Fund from an income trust to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “OBCA”) on January 1, 2009 (the “Conversion”). The Fund had been created effective June 30, 2006 when CI Financial Inc. converted to an income trust. The Conversion effectively reversed this income trust conversion.
The Corporation was incorporated under the OBCA on November 12, 2008 and did not carry on any active business prior to the Conversion, other than executing the arrangement agreement pursuant to which the Conversion was implemented.
On April 20, 2017, at the Annual and Special Meeting of Shareholders, shareholders confirmed the adoption of By-Law No. 2 of the Corporation, previously approved by the Board on February 16, 2017, amending the Corporation’s By-Law No. 1 to increase the quorum requirement for meetings of Shareholders to two persons present in person or by proxy holding or representing not less than 25% of the outstanding Shares of the Corporation entitled to vote at the meeting.
The registered and head office of the Corporation is 15 York Street, 2nd Floor, Toronto, Ontario, Canada M5J 0A3, which replaced the previous registered head office of 2 Queen St. East, 20th Floor, Toronto, Ontario, Canada, M5C 3G7 on August 1, 2021.
Intercorporate Relationships
The principal business of the Corporation is carried on through its principal subsidiaries, CI Investments Inc. (operating as CI Global Asset Management) (“CI GAM”), Assante Wealth Management (Canada) Ltd. (“AWM”), and CI US Holdings Inc. (“CI US”). The Corporation also operates in Canada through certain other subsidiaries including, but not limited to, CI Private Counsel LP (“CIPC”), Marret Asset Management Inc. (“Marret”), CI Investment Services Inc. (“CIIS”), WealthBar Financial Services Inc. (“WealthBar”) (doing business as CI Direct Investing) and Aligned Capital Distribution Inc. (“Aligned Capital”). It operates in Australia through GSFM Pty Limited (“GSFM”). The Corporation began to acquire registered investment advisor (“RIA”) firms in the U.S. in late 2019, making 28 direct and indirect acquisitions held indirectly by CI US (see Wealth Management – United States under the Description of the Business section).

The table below shows the principal entities controlled by the Corporation as at December 31, 2021, including (i) the percentage of votes attaching to all voting securities of the entity beneficially owned, controlled or directed by the Corporation, and (ii) the jurisdiction of incorporation or formation:

Entity	Jurisdiction	Ownership %
CI Investments Inc.	Ontario	100%
Assante Wealth Management (Canada) Ltd.	Canada	100%
CI US Holdings Inc.	Delaware, USA	100%
Corporate Chart
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
Change in Assets
Over the past three years, assets under management increased by $28.1 billion or 23% to $152.1 billion as at December 31, 2021. Wealth management assets increased by $189.3 billion or 443% to $232.0 billion.
Acquisition of U.S. Registered Investment Advisors
In 2020, the Corporation entered the RIA market, and has since completed the acquisition of interests in 28 RIAs (including five acquisitions made indirectly through RIAs affiliated with CI). These acquisitions represent a key initiative supporting CI’s strategic priorities of globalizing the firm and expanding its wealth management platform. The Corporation has targeted high-quality firms in the RIA sector because of the sector’s rapid growth, CI’s belief in the continuing value of personalized advice, and the focus of many RIAs on providing comprehensive investment and wealth planning solutions, which creates strong relationships with clients.

As at December 31, 2021, CI had U.S. wealth management assets of $151.3 billion.
For more information on the RIA acquisitions, please refer to the section entitled “Wealth Management – United States”.
Changes to Board of Directors
On February 9, 2022, Sarah Ward was appointed to the Board of Directors of the Corporation and its Governance, Human Resources, and Compensation Committee. Ms. Ward recently retired from global law firm Skadden, Arps, Slate, Meagher & Flom LLP, where she was a New York-based Partner in the firm’s Banking Group and co-chair of its Legal Opinion Oversight Committee. Additionally, she served on the firm’s Policy Committee and was global co-head of the Banking Group from 2009-2014.
Additionally, Director Sheila Murray informed the Board that she will not stand for re-election at this year’s Annual Meeting of Shareholders.
Ms. Murray has been a Director since 2018 and also served as President of CI from 2016-2019. Prior to that, she was Executive Vice-President, General Counsel and Secretary. As President, she was the recipient of the Canadian General Counsel Award for Business Achievement. She joined CI after 25 years at Blake, Cassels & Graydon LLP, where she practiced securities law.
Strategic investment in Columbia Pacific Advisors
On December 31, 2021, the Corporation announced the completion of a minority investment in Columbia Pacific Advisors LLC (“CPA”). CPA provides alternative investment strategies that include real estate private equity, real estate direct lending, opportunistic, and hedged strategies to a range of U.S. and international clients. As of November 30, 2021, CPA managed US$3.5 billion of assets. The transaction supports CI’s strategic priority of modernizing its asset management business and globalizing the firm.
Strategic investment in GLASFunds
On December 31, 2021, the Corporation announced the completion of a minority investment in GLASfunds, LLC (“GLASfunds”). GLASfunds is a leading technology-enabled platform providing investors secure and streamlined digital access to institutional-quality alternative investment funds and investment oversight. The relationship provides CI’s U.S. high-net-worth and ultra-high-net-worth clients with enhanced access to alternative investment funds.

Established U.S. Headquarters
On September 15, 2021, the Corporation announced plans to establish a U.S. headquarters in Miami, Florida. Establishing the Miami headquarters serves as a natural evolution of CI’s expansion in the U.S. This office will oversee the continued development of CI’s U.S. business.
Appointment of Head of Investment Management
In conjunction with the rebranding of CI Investments to CI Global Asset Management and the phasing out of the individual brands for CI GAM’s in-house investment boutiques, CI GAM began the integration of the boutiques into a single investment team (as described below in the section “Corporate Rebranding”). To lead the integrated team, CI GAM named Marc-André Lewis as Head of Investment Management effective September 1, 2021.
CFO Succession
On April 12, 2021, the Corporation announced the appointment of Amit Muni as Executive Vice President and Chief Financial Officer. Douglas Jamieson, who had previously announced his intention to resign as Executive Vice-President and Chief Financial Officer on November 30, 2020, assisted with an orderly transition of duties.
Launched Axia Real Assets joint venture
On April 6, 2021, the Corporation announced the launch of a new joint venture, Axia Real Assets LP (“Axia”). Independently operating and managed by the four founding partners, Axia is an alternative investment manager focused on real estate and infrastructure. The newly formed venture supports CI’s strategic priority of modernizing its asset management business.
Acquisition of remaining stake in Lawrence Park
On April 5, 2021, the Corporation announced an agreement to acquire 100% of Lawrence Park Asset Management (“Lawrence Park”). The Corporation previously held a minority stake. The acquisition aligns with the strategy to modernize the Asset Management business through the expansion of alternatives capabilities. Lawrence Park specialized in credit-focused strategies and managed approximately $600 million of assets (as of April 5, 2021).

Corporate Rebranding
During 2020, the Corporation initiated a company-wide rebranding with the goal of more effectively communicating the breadth and depth of CI’s capabilities as an integrated global asset and wealth management company. The rebranding introduced updated names and logos to provide consistency across the CI Group, improve the client experience, and increase the return on CI’s overall marketing activities. The rebrand was accompanied by organizational changes in certain areas to enhance CI’s operations.
Under the rebrand:
•Assante Wealth Management was rebranded CI Assante Wealth Management while retaining the legal name Assante Wealth Management (Canada) Limited.
•BBS Securities Inc. was renamed CI Investment Services Inc.
•Virtual Brokers, a division of CI Investment Services Inc. adopted the business name CI Direct Trading.
•WealthBar Financial Services Inc. adopted the business name CI Direct Investing. CI also intends to combine CI Direct Trading with the WealthBar operations so that CI’s online investment platforms both operate under the CI Direct Investing banner.
•The CI Private Wealth (“CIPW Canada”) brand replaced the Stonegate Private Counsel brand. CI also uses CI Private Wealth to represent its wealth management business in the United States.
•CI Investments Inc. adopted the business name CI Global Asset Management. As part of this, CI GAM phased out the brands for its in-house boutique investment teams (Cambridge Global Asset Management, Harbour Advisors, Sentry Investment Management and Signature Global Asset Management). This change was made in conjunction with the integration of those boutiques into one investment team under the CI GAM name. Over 150 investment funds were also rebranded to reflect the changes.
New York Stock Exchange Listing
As of November 17, 2020, the Corporation’s shares began trading on the New York Stock Exchange (“NYSE”) under the symbol CIXX. The Corporation sought the listing to broaden its investor base, increase its corporate profile in the U.S. market, and gain a more practical ability to provide a component of consideration for acquisitions in the U.S. The listing supports the Corporation’s strategic priorities of globalizing the firm and expanding its wealth management platform.

Acquisition of Aligned Capital Partners
On October 19, 2020, the Corporation completed the acquisition of a majority interest in Aligned Capital Partners Inc., a full-service investment advisory firm based in Burlington, Ontario with over 200 financial advisors across Canada administering approximately $15.9 billion in assets (as at December 31, 2021). The transaction supports CI’s strategic priority of expanding its wealth management platform.
Acquisition of the Outstanding Minority Interest in WealthBar
On May 21, 2020, the Corporation announced that it had increased its ownership of WealthBar Financial Services Inc. to 100% by acquiring the remaining 25% minority interest. The transaction will allow WealthBar to eventually be combined with Virtual Brokers to create an integrated online investment platform called CI Direct Investing (as discussed above in the section “Corporate Rebranding”).
Acquisition of WisdomTree
On February 19, 2020, the Corporation announced it had completed the acquisition of all of the issued and outstanding shares of WisdomTree Asset Management Canada, Inc. (“WisdomTree Canada”), the investment fund manager of WisdomTree’s Canadian exchange-traded funds. As a result of the transaction, CI added 14 Toronto Stock Exchange-listed exchange-traded funds with $972 million in assets (as of February 29, 2020) to its current exchange-traded fund (“ETF”) family. The WisdomTree Canada ETFs were rebranded CI WisdomTree ETFs and WisdomTree continued as the index provider for the WisdomTree Canada ETFs that currently track WisdomTree’s proprietary indexes.
CEO and President Succession
On April 16, 2019, the Corporation announced that Mr. Peter Anderson had made the decision to retire from his role as Chief Executive Officer and President no later than June 30, 2020. On June 24, 2019, it was announced that, effective that day, Darie Urbanky would succeed Mr. Anderson in the role of President of the Corporation. Subsequently, on August 6, 2019, the Corporation announced that Mr. Kurt MacAlpine would succeed Mr. Anderson in the role of Chief Executive Officer, effective September 1, 2019.
Mr. MacAlpine has valuable broad and deep experience and insight into the North American and global wealth and asset management sectors, having served as Executive Vice-President and Head of Global Distribution for WisdomTree Asset Management and, previously, as Leader of the North American Asset Management Practice at McKinsey & Company.

With the support of the board of directors, Mr. MacAlpine outlined his strategic priorities for CI: Modernize CI’s asset management business, Expand CI’s wealth management platform and Globalize the Company, as well as the four key elements that would serve as CI’s strategic foundation, namely: People, Technology, Speed and Financial Strength.
Acquisition of WealthBar
On January 23, 2019, the Corporation completed its acquisition of a 75% stake in WealthBar, a leading Canadian online wealth management and financial planning platform. WealthBar has a digital advice platform with industry-leading tools and services. WealthBar builds on the Corporation’s investment in its comprehensive digital strategy and continued innovation across the CI Group.
Industry Recognition
CI GAM continued to receive industry recognition for performance. From 2019-21, CI GAM received 111 FundGrade A+ Awards and 29 Refinitiv Canada Lipper Fund Awards.
In May 2021, J.D. Power announced that AWM was ranked highest in overall investor satisfaction with full-service investment firms in the prestigious J.D. Power 2021 Canada Full-Service Investor Satisfaction Study, including ranking first in trust.
DESCRIPTION OF THE BUSINESS
General
The Corporation is an independent company offering global asset management and wealth management advisory services. CI is well diversified by region, with operations in Canada, the United States and Australia, and by lines of business within asset and wealth management. As at December 31, 2021, CI managed and advised on approximately $384.1 billion in assets.
CI operates through two reportable business segments: Asset Management and Wealth Management.
Asset Management
CI GAM – One of the largest investment management firms in Canada, managing approximately $137.0 billion, and offering a broad range of investment products and services.
GSFM Pty Limited (“GSFM”), Melbourne – An investment fund manager operating in the retail and institutional markets in Australia and New Zealand. It has approximately $7.3 billion in assets under management. CI owns a majority interest in the firm.

Marret Asset Management Inc. (“Marret”), Toronto – A boutique investment manager focused on fixed-income investing. CI owns a majority interest in Marret.
Wealth Management
Canada
CI Assante Wealth Management (or AWM) – An investment advisory firm with more than 900 advisors across Canada overseeing approximately $53.8 billion on behalf of Canadian investors.
Aligned Capital Partners Inc. – A full-service broker with approximately 200 advisors across Canada and approximately $15.9 billion in assets under advisement. CI owns a majority interest in the firm.
CI Private Counsel LP (or CIPC) – A limited partnership that provides discretionary investment management and other services to high-net-worth and ultra-high-net-worth individuals and families through its Assante Private Client and CI Private Wealth (or CIPW Canada) (formerly Stonegate Private Counsel) divisions. CIPC oversees approximately $9.3 billion on behalf of Canadian investors.
CI Investment Services Inc. (formerly BBS Securities Inc.) – A broker-dealer providing brokerage, custody and technology solutions to institutional clients.
WealthBar Financial Services Inc., operating as CI Direct Investing – A digital investment and advice platform with $1.6 billion of client assets.
United States
CI US includes the RIA business and minority interests in two alternative asset management firms with approximately $151.3 billion in combined assets.
Corporate Strategy
In November 2019 Chief Executive Officer Kurt MacAlpine introduced a new strategy for the Corporation, based on three strategic priorities: Modernize CI’s asset management business, expand CI’s wealth management platform, and globalize the company. Each strategic priority builds on CI’s existing extensive capabilities to take advantage of opportunities in the marketplace.
Modernizing asset management: The industry is changing at an increasingly fast pace due to evolving demographics, shifts in investor preferences, changing client expectations for service, and regulatory change. This environment requires new services, new products and new approaches to meet investors’ changing needs.

Expanding the wealth management platform: CI believes that the role of the financial advisor is more important today than ever before, as consumers’ lives become more complex and more digital. CI has extensive experience and capabilities in wealth management and expects to grow these capabilities in Canada and in the United States through RIAs.
Globalizing the company: Scale has become increasingly important in asset and wealth management and difficult to achieve in Canada alone. Expanding beyond Canada allows CI to support clients internationally, access global talent and diversify the firm.
The Corporation’s key initiatives are undertaken in support of one or more of the strategic priorities.
Asset Management Segment
Summary
CI’s asset management operations are conducted through its subsidiaries CI GAM and Marret (collectively, “Fund Managers”), and GSFM. The Fund Managers’ products and services are offered exclusively in Canada, while GSFM offers investment products to investors in Australia and New Zealand. Assets under management by CI’s U.S. subsidiaries are included in the Wealth Management segment as the related revenues are typically part of a holistic fee charged to clients for providing wealth management services.
The Asset Management segment, which derives its revenues principally from the fees earned on the management of investment funds and discretionary accounts, generates the majority of CI’s income. As a result, CI’s financial results are driven primarily by the level of its assets under management, which are in turn driven by the returns earned by its funds and the net sales of the funds.
Financial information regarding the Asset Management segment is provided in the Corporation’s annual financial statements for the fiscal year ended December 31, 2021 and the related Management’s Discussion and Analysis, which are available on SEDAR at www.sedar.com.
As at December 31, 2021, CI had $152.1 billion in assets under management. Excluding CI’s U.S. subsidiaries, assets under management were $144.2 billion.
CI offers a comprehensive product lineup diversified by portfolio manager, asset class, geographic region, investment approach, and by platform, including various classes of mutual funds, segregated funds, private pools, liquid alternatives, and exchange-traded funds.

All the CI funds, with the exception of the GSFM Funds, are collectively hereafter referred to as the “Managed Funds.” For more information about GSFM, please refer to the “International Operations” section.
Products and Services
Managed Funds
As at December 31, 2021, the Fund Managers managed over 230 core mutual/pooled funds and over 60 exchange-traded funds, closed-end investment funds or limited partnerships. The Managed Funds are sold or available for sale in all provinces and territories of Canada, and are offered primarily through investment dealers, mutual fund dealers, and insurance advisors, including financial advisors with AWM, Aligned Capital and CIPC. CI also distributes its products through the institutional investment marketplace.
The majority of the Managed Funds are managed by in-house portfolio managers who are employees of CI GAM. Certain other Managed Funds are managed by Marret, or third-party investment advisory firms. All of the portfolio managers are supported by a team of marketing, administrative and technical specialists.
The diversity of the Managed Funds allows CI to appeal to a wide variety of investors. In keeping with CI’s strategy of modernizing its asset management, CI continues to modify its lineup, including introducing new products, to continue to meet the changing needs of advisors and investors.
Management of the Managed Funds
The Fund Managers are promoters and managers of each of their respective Managed Funds. Each Fund Manager provides, or arranges for the provision of, all of the management services required by the Managed Funds managed by it, including management of investment portfolios, marketing, keeping of securityholder records and accounts, reporting to securityholders and processing transactions relating to the purchase, transfer and redemption of securities of such Managed Funds.
The Fund Managers have each entered into management agreements with each of their respective Managed Funds. For the management and administrative services provided to each Managed Fund, the relevant Fund Manager is generally paid a fee based on the average daily net asset value of each of such Managed Fund. The net asset value of a Managed Fund depends primarily on the market value of its portfolio investments. The management fees paid to the Fund Managers are comparable to other management fees charged in the Canadian investment fund industry.

In general, with the exception of certain ETFs, the Managed Funds are responsible for their own administrative and operating expenses including, without limitation, audit and legal fees, registry and transfer agency fees, custodian fees, portfolio and investment costs, expenses relating to communication with securityholders, all costs imposed by statute or regulation, and applicable Goods and Services Tax and Harmonized Sales Tax, where applicable. In general, CI GAM has agreed to bear all of the operating expenses of the open-end mutual funds and ETFs managed by it (other than certain taxes, borrowing costs, new governmental fees and forward contract costs) in return for fixed annual administration fees.
Portfolio Managers
The Fund Managers currently use in-house and third-party portfolio managers to provide investment advice in respect of the investment portfolios of the Managed Funds. In general, the Fund Managers pay third-party portfolio managers an annual fee equal to a percentage of the net asset value of the Managed Funds for which they provide services. Generally, these rates are reduced as the net asset value exceeds certain specified levels.
CI GAM is committed to responsible investing. It is a signatory to the United Nations-supported Principles for Responsible Investment, as well as an Associate Member of the Responsible Investment Association, a Canadian association for responsible investment. CI GAM has a Responsible Investment Policy under which its in-house portfolio managers are required to integrate environmental, social and governance factors into their decision-making process when making investments for the Managed Funds.
Distribution and Marketing of the Managed Funds
Like other asset management companies not affiliated with financial institutions, the Fund Managers rely on investment dealers and mutual fund dealers for the sale of securities of the Managed Funds. CI also has relationships with life insurance agents who are licensed to sell mutual funds and who sell individual variable annuity contracts and variable annuity policies (segregated funds) administered by CI.
The management of CI believes that the following are important factors of the Asset Management segment: diversity of products offered by the CI Group; experience of the investment managers of the Managed Funds; service levels provided to the dealer and the investor; and performance of the Managed Funds. CI GAM focuses on service and assistance to dealers and agents who are selling the Managed Funds, including providing information and analysis of the Managed Funds, materials to communicate the important features of the Managed Funds to investors, information about the investment managers’ approach and views, along with general information about financial markets, the industry, practice management, and tax, retirement and estate planning matters.

With the exception of ETFs, the Fund Managers generally pay trailer fees to assist dealers in providing ongoing service to clients. These fees are payable to dealers in respect of their sales representatives who have client assets in qualifying Managed Funds throughout a calendar month. Payment is made either monthly or quarterly and is equal to a percentage of the total client assets of such sales representatives throughout the month.
CI GAM will also assist dealers and their representatives in marketing the Managed Funds. This marketing assistance is subject to regulatory requirements and may be discontinued or modified at any time.
Sales Charges Relating to the Distribution of the Managed Funds
For certain Managed Funds, investors may choose to purchase securities under the deferred sales charge method or under the initial sales commission method. CI expects to discontinue the offering of the deferred sales charge purchase option prior to the regulatory deadline in 2022, except in limited circumstances.
In general, if the investor had purchased under the deferred sales charge method, no initial commission is paid, the entire investment is invested in securities and, upon redemption within seven years of purchase, a redemption fee will be deducted from the proceeds of redemption. If the investor purchases securities of the Managed Funds under the initial sales commission method, a sales commission is paid at the time of purchase and no commission is charged at the time of redemption.
Specialized Skill and Knowledge
The Fund Managers have highly skilled and experienced employees necessary to meet the challenges of the evolving asset management industry. CI believes it has the expertise to meet the investment needs of its clients, develop new products, increase market share penetration through targeting of knowledgeable, successful investment dealers, mutual fund dealers and life insurance agents and other alternative distribution channels, and enhance investor awareness. CI continues to offer a wide range of investment products that are managed by a diversified group of investment advisors and build on its strength in both international and domestic equity, income, balanced fund products and other investment solutions.
Competitive Conditions
The Canadian investment funds industry is a mature, highly competitive industry, though it continues to experience growth. The industry reached a record $2.42 trillion in assets as at December 31, 2021, representing a year-over-year growth of 18.8%, according to the Investment Funds Institute of Canada

(“IFIC”). Mutual funds accounted for $2.08 trillion of assets and ETFs, $0.34 trillion. These levels compare to approximately $1.34 trillion and $0.11 trillion, respectively, five years earlier.
IFIC reports that there were 114 companies offering mutual funds in Canada in 2021, an increase of two from 2020. Meanwhile, there were 40 companies offering ETFs, up one from 39 in 2020.
One of the primary trends in the Canadian investment funds industry has been an increased focus on lower pricing. Fund managers have responded in recent years with management fee reductions, the expansion of preferred pricing programs, which introduce fee reductions as investors’ assets reach certain thresholds, increased reliance on products without embedded trailer fees such as Class F, and by launching new products at lower fee levels than existing products.
At the same time, lower-fee alternatives to mutual funds continue to attract an increasing share of investors’ dollars – most notably, ETFs, and to a lesser extent, automated investment services, sometimes known as “robo-advisors.”
According to IFIC, ETFs recorded record net sales of $58.7 billion in 2021, versus net sales of $112.6 billion for mutual funds. This marks the first year since 2017 that net sales of mutual funds outpaced those of ETFs. At noted above, the number of ETF sponsors increased by one since 2020 while the number of ETFs increased to 964 from 853.
CI GAM is competitive in the ETF sector in Canada, ranking fifth with $16.0 billion in assets under management. CI GAM’s ETF business, formerly known as First Asset ETFs, was a pioneer in smart beta and actively managed ETFs in the Canadian market. In this sector, CI continues to compete on product development and innovation.
There are exceptions to the lower-fee trend through differentiated, value-added products such as asset allocation products or “fund wraps” and the newer liquid alternative ETFs and mutual funds, which have the ability to use investment methodologies that were in the past restricted to hedge funds. Since early 2019, when regulators allowed for the introduction of liquid alternative mutual funds, CI has attracted $5.73 billion in assets in this category, making it the Canadian industry leader (Source: IFIC, as at December 31, 2021).
The pressure on fees underlines another increasingly critical factor within the Canadian investment funds industry – the importance of scale. Scale helps firms to mitigate the impact of declining fees by spreading costs over a larger asset base, and by having the resources to continually invest in products and services, operations, marketing, and so on.

This relates to another trend, and that is the increasing dominance of the largest firms in the industry, particularly the banks and insurance companies. According to research firm Investor Economics, deposit-takers accounted for 51.4% of mutual funds assets as at December 31, 2021 and 56.4% of net flows during 2021. Meanwhile, life insurers held 7.6% of mutual fund AUM at that date.
A discussion on competitive conditions affecting CI also appears under the heading “Risk Management – Competition” in the Management’s Discussion and Analysis for the year ended December 31, 2021, available on SEDAR at www.sedar.com.

Mutual Fund and ETF Assets As at December 31, 2021 (in billions of dollars except percentages)
Total Canadian mutual fund and ETF industry(1)	$2,424
CI GAM’s total Canadian mutual fund and ETF assets under management(1)	$137
% of total industry	5.40%
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(1)    Source: IFIC Monthly Investment Fund Statistics – December 2021 and CI Financial (industry comparable).

In Canada, the investment management industry, and in particular the mutual fund segment, is a highly- regulated industry. Applicable securities legislation imposes restrictions on, among other things, incentives that may be offered to dealers and the forms of advertising which may be used by mutual fund managers, and also imposes disclosure and reporting requirements on the Managed Funds. A discussion of regulatory and legal risks affecting CI appears under the heading “Risk Management – Regulatory and Legal Risk” in the Management’s Discussion and Analysis for the year ended December 31, 2021, available on SEDAR at www.sedar.com.
New Products
In executing on its strategic priority of modernizing asset management, CI GAM introduced several new mutual funds and ETFs across various investment themes in the year ended December 31, 2021.
•Digital Assets – CI GAM became the first company globally to offer both ETFs and mutual funds providing exposure to the two largest cryptocurrencies by market cap. These included:
◦CI Galaxy Bitcoin ETF
◦CI Bitcoin Fund
◦CI Galaxy Ethereum ETF
◦CI Ethereum Fund

•Liquid Alternatives – Continued expansion of liquid alternatives offerings with two new mandates:
◦CI Alternative North American Opportunities Fund and ETF
◦CI Alternative Diversified Opportunities Fund and ETF

•ESG Solutions – Expanded ESG solutions with four actively managed strategies:
◦CI Global Climate Leaders Fund and ETF
◦CI Mosaic ESG Balanced Income ETF Portfolio
◦CI Mosaic ESG Balanced ETF Portfolio
◦CI Mosaic ESG Balanced Growth ETF Portfolio

•Beta ETFs – A suite of passive mandates known as CI’s Beta ETFs. These ETFs trade on the NEO Exchange and consist of:
◦CI Canadian Equity Index ETF
◦CI U.S. 500 Index ETF
◦CI U.S. 1000 Index ETF
◦CI Global Healthcare Leaders Index ETF
◦CI U.S. Treasury Inflation-Linked Bond Index ETF

•Actively Managed ETFs – Launched two active managed ETFs:
◦CI Global Alpha Innovation ETF
◦CI Emerging Markets Alpha ETF
International Operations
GSFM offers investment products to investors in both the retail and institutional markets in Australia and New Zealand. GSFM does not have in-house portfolio managers but has partnered with investment management firms in Australia and around the world, including CI GAM. GSFM enters into exclusive relationship agreements with fund managers and provides marketing, distribution and client relations services for investment funds and mandates in Australia and New Zealand in exchange for fees. GSFM manages 11 funds, distributes three others, and had A$8 billion in assets under management at December 31, 2021. GSFM also holds minority interests in Australian investment management firms Redpoint Investment Management and Munro Partners.

Intangible Properties
CI GAM owns a number of registered and unregistered trademarks including CI Global Asset Management, CI Private Wealth, CI Investments, CI Funds, CI Preferred Pricing, and Evolution. These trademarks are important elements in differentiating the Managed Funds from CI GAM’s competitors and marketing the Managed Funds to clients and advisors.
Wealth Management Segment
Summary
The Wealth Management segment consists primarily of AWM, CIPC, Aligned Capital and CI Private Wealth in the U.S. (“CIPW US”). This segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, capital market activities, and ongoing service to clients, including the provision of financial planning, investment advice, wealth management, estate and succession planning and insurance services.
CI expects the Wealth Management segment to become an increasingly important contributor to CI’s revenues and earnings with the acquisition and continued growth of its U.S. RIA platform. The CIPW US business is discussed in the section “International Operations” below.
Financial information regarding the Wealth Management segment is provided in the Corporation’s annual financial statements for the fiscal year ended December 31, 2021 and related Management’s Discussion and Analysis, which are available on SEDAR at www.sedar.com.
Products and Services
The principal business of AWM and CIPC is the provision of products and services tailored to meet the specific objectives and the wealth management needs of their clients. These products and services are developed and/or distributed through CIPC and AWM subsidiaries, which include a securities dealer (Assante Capital Management Ltd.), a mutual fund dealer (Assante Financial Management Ltd.) and insurance agents (Assante Estate and Insurance Services Inc.).
AWM’s affiliates provide a wide range of products and services consisting of portfolio management, investment advisory services, the distribution of securities (including mutual funds), insurance products, banking products, and wealth management services, including financial, tax, estate, succession and philanthropic planning. AWM and CIPC focus on providing clients with a holistic approach to wealth planning that incorporates all aspects of their financial lives in addition to investment management. The principal markets for AWM’s products and services are affluent and high-net-worth individuals residing in Canada.
The AWM/CIPC model also allows for high-net-worth clients to elect to delegate the responsibility for portfolio management, manager selection and monitoring, and wealth planning to AWM’s in-house team of investment and wealth management professionals. Under this service, AWM advisors work with this team of professionals to provide holistic advice and one-stop solutions for the increasingly complex and sophisticated needs of their clients. CIPC also provides these discretionary investment counsel services through advisors with CIPW Canada.
As at December 31, 2021, AWM, its subsidiaries, and CIPC advised on $63 billion in assets on behalf of Canadian individuals, families and business owners.
Aligned Capital is an investment dealer that also provides investment management and wealth management services to clients. Aligned Capital’s focus is to support advisors with an effective, innovative dealer platform while emphasizing the independence of advisors to manage their own businesses. Aligned Capital’s revenue model is to charge advisors a flat monthly fee for compliance and back-office services.
Aligned Capital administered $15.9 billion in assets as at December 31, 2021.
Specialized Skill and Knowledge
AWM, CIPC and Aligned Capital have highly skilled and experienced advisors, branch staff and leadership teams. AWM and CIPC also employ qualified wealth planning professionals. The firms believe they have the expertise to continue to meet the specific objectives and wealth management needs of their clients, to increase market share penetration through targeting mass affluent and affluent segments of the Canadian investor landscape, and to enhance investor understanding of the elements necessary to provide financial well-being.
AWM, CIPC and Aligned Capital’s objectives are to continue to offer a complete suite of wealth management services to their clients to assist them in achieving their financial goals. To handle future growth, AWM, CIPC and Aligned Capital expect to continue, as appropriate, to upgrade their advanced information systems and increase training and development for their advisors and employees, as well as continue to enhance their compliance infrastructure to promote stronger governance, all with the objective of ensuring that they provide accurate and timely service to their advisors and clients.

Using the scale and expertise of the Wealth Management business, the Company expects to design and implement a common platform to support individual business lines and drive additional synergies.
Competitive Conditions
The financial services industry is very competitive with many institutions and companies such as banks, trust companies, insurance companies, portfolio managers, security brokerage companies and mutual fund dealers all competing for the business of affluent investors. In addition, foreign-based mutual fund companies and banks have established operations in Canada. The financial services industry in Canada has also moved towards offering comprehensive fee-based investment management services for clients, increasing the need to enhance investor understanding and deliver transparent reporting of the advisory services being provided.
AWM has had success in building brand awareness and increasing recruiting activities. AWM believes that it is well-positioned in terms of its competitors in the marketplace. While there are many organizations providing financial advisory and financial management services or manufacturing investment products, very few of them are similar to AWM in providing financial product manufacturing integrated with the delivery of a comprehensive offering of products and services (including proprietary products) through its own distribution network. The operation of a unified financial advisory business in Canada is designed to provide a collaborative approach and economies of scale for AWM’s wealth management programs and financial advisor network.
Aligned Capital has achieved strong growth through a platform that emphasizes providing strong support for independent advisors.
With the launch of CIPW Canada, using a similar structure to the differentiated partnership model under CI US, the Company expects to position itself to benefit from continued growth in the ultra-high net worth market.
A discussion of competitive conditions also appears under the heading “Risk Management – Competition” in the Management’s Discussion and Analysis for the year ended December 31, 2021, available on SEDAR at www.sedar.com.
Intangible Properties
The Company owns certain registered and unregistered trademarks such as CI Assante Wealth Management and CI Private Wealth. These trademarks are important elements in differentiating the Company’s services from those offered by its competitors.

International Operations
CI entered the U.S. RIA sector in January 2020 and has since completed 23 direct and five indirect acquisitions (those made by CI’s U.S. affiliates). In addition, CI acquired minority interests in two U.S. alternative asset management firms. As a result of the acquisitions, organic growth and favorable market conditions, CI US ended the year with approximately $151.3 billion in assets (see “Wealth Management – United States” above).
RIAs represent a distinct advisory structure in the United States. Such firms must register with the Securities and Exchange Commission and follow a fiduciary standard in client dealings. RIAs typically earn revenue by charging a management fee, usually calculated as a percentage of client assets held with the firm.
CI has targeted growing RIA firms with high-quality leadership teams, generating strong organic growth, attractive margins and located in key markets across the U.S. CI favours firms that focus on high-net-worth and ultra-high-net-worth clients and which are involved in financial planning and wealth management, in addition to providing investment management services. Prior to completing a transaction, the Company undergoes a rigorous due diligence process to ensure strong strategic, cultural and financial alignment exists. Strategically, CI is looking for entrepreneurial leaders who share the Company’s vision of creating the leading wealth management platform in the U.S. Given that wealth management is a human capital business with employees being the key driver of success, considerable time is spent getting to know the employees of potential target firms. Financial alignment is achieved through the structuring of the acquisitions and the combined U.S. wealth platform.
During 2021, CI worked to create a unique structure for the U.S. RIA businesses in order to drive financial alignment and promote collaboration, integration and continued entrepreneurship. Within CI, a differentiated partnership, called CI Private Wealth US, was created to provide certain employees of CIPW US and its affiliates with equity stakes in the broader CIPW US platform. This structure also allows those with equity positions in their individual RIAs to replace those stakes with equity in CIPW US.
CI’s intention is to grow CI US through additional acquisitions, continued organic growth and through the achievement of synergies as the Company integrates aspects of the businesses towards the goal of building the leading high-net-worth and ultra-high-net-worth wealth management platform in the U.S.

Cycles
Generally, revenues are consistent throughout the year, with a slight increase in the first quarter due to increased investment activity during the Canadian RRSP season.
Employees
As at December 31, 2021, approximately 2,416 people were employed by the CI Group.
RISK MANAGEMENT
CI is exposed to a number of risks that are inherent in the asset and wealth management businesses. Some factors which introduce or exacerbate risk are within the control of management and others are, by their nature, outside of CI’s direct control but must still be managed. Effective risk management is a key component to achieving CI’s business objectives and protecting company and client assets. It is an ongoing process involving the Board of Directors and CI’s Risk Management Committee, comprising senior executives from CI’s business and operating units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board of Directors.
The Risk Management Committee monitors, evaluates and manages risk to provide reasonable assurance to the Board that CI’s business strategies and activities are within accepted risk tolerances. Risk updates are regularly provided to the Audit and Risk Committee of CI’s Board.
CI has developed an enterprise-wide approach to identifying, measuring, monitoring and managing risk. The members of the Risk Management Committee identify and evaluate specific and material risks, applying both a quantitative and a qualitative analysis to assess the likelihood and impact of occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize, transfer or avoid negative consequences. These risk mitigation processes are implemented and monitored within each business unit.
A discussion of the risks affecting CI appears under the heading “Risk Management” in the Management’s Discussion and Analysis for the year ended December 31, 2021 and is incorporated by reference and available on SEDAR at www.sedar.com.
DESCRIPTION OF CAPITAL STRUCTURE
The following is a brief summary of the Corporation’s authorized share capital and its outstanding debt securities. The authorized share capital is established in the Corporation’s articles of incorporation, as amended. This summary may not be complete and is subject to, and qualified in its entirety by reference to, CI’s articles of incorporation, as amended, and to the applicable trust indenture pursuant to which the Debentures are created and outstanding.
The Corporation’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 28, 2022 there were 195,842,805 common shares issued and outstanding. No preference shares have been issued by the Corporation.
Common Shares
Holders of common shares are entitled to one vote per share at meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the Board (subject to the rights of shares, if any, having priority over the common shares) and to receive pro rata the remaining property and assets of the Corporation upon its dissolution or winding up, subject to the rights of shares, if any, having priority over the common shares.
Preference Shares
Each series of preference shares shall consist of such number of shares and have such rights, privileges, restrictions and conditions as may be determined by the Board prior to the issuance thereof. Holders of preference shares, except as required by law or as provided in the rights, privileges, restrictions and conditions of a particular series, will not be entitled to vote at meetings of shareholders of the Corporation. With respect to the payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the preference shares of each series shall rank on a parity with the preference shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the preference shares from time to time and may also be given such other preferences over the common shares and any other shares ranking junior to the preference shares as may be determined at the time of creation of such series.
Canadian Debentures
2025 Debentures
On May 26, 2020, the Corporation completed an offering of $450,000,000 principal amount debentures due May 26, 2025 (“2025 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated May 21, 2020 to the Corporation’s short form base shelf prospectus dated December 17, 2019. Interest on the 2025 Debentures is paid semi-annually in arrears on May 26 and November 26 each year, commencing on November 26, 2020 at a rate of 3.759% per annum.

2024 Debentures
On July 22, 2019, the Corporation completed an offering of $350,000,000 principal amount debentures due July 22, 2024 (“2024 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated July 18, 2019 to the Corporation’s short form base shelf prospectus dated December 22, 2017. Interest on the 2024 Debentures is paid semi-annually in arrears on January 22 and July 22 each year, commencing on January 22, 2020 at a rate of 3.215% per annum.
2027 Debentures
On September 27, 2017, the Corporation completed an offering of $250,000,000 principal amount debentures due September 27, 2027 (“2027 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated September 21, 2017 to the Corporation’s short form base shelf prospectus dated December 21, 2015. Interest on the 2027 Debentures is paid semi-annually in arrears on March 27 and September 27 each year, commencing on March 27, 2018, at a rate of 3.904% per annum.
The 2027 Debentures were created and issued pursuant to the provisions of a trust indenture, as amended and supplemented from time to time, dated December 16, 2009 between the Corporation and Computershare Trust Company of Canada, providing for the creation and issuance of up to $2,000,000,000 aggregate principal amount of debt securities (“2009 Canadian Indenture”).
The 2024 Debentures and 2025 Debentures were created and issued pursuant to the provisions of a trust indenture, as amended and supplemented from time to time, dated July 22, 2019 between the Corporation and Computershare Trust Company of Canada, providing for the issuance of an unlimited aggregate principal amount of debt securities (“2019 Canadian Indenture” and together with the 2009 Canadian Indenture, the “Canadian Indentures”).
Reference is made to the applicable Canadian Indenture for a full description of the terms of the particular debentures. The Canadian Indentures, amendments, and supplements are available on SEDAR at www.sedar.com.
U.S. Debentures
2030 Debentures
On December 17, 2020, the Corporation completed its first U.S. public debt offering of US$700,000,000 principal amount debentures due December 17, 2030 (“2030 Debentures”). The offering was made on an underwritten basis and issued under a prospectus supplement dated December 10, 2020 to the

Corporation’s Multijurisdictional Disclosure System short form base shelf prospectus dated December 4, 2020 (“MJDS Shelf Prospectus”). Interest on the 2030 Debentures is paid semi-annually in arrears on June 17 and December 17 each year, commencing on June 17, 2021 at a rate of 3.200% per annum.
On January 19, 2021, the Corporation completed a re-opening of the 2030 Debentures for an additional US$260,000,000, increasing the aggregate principal amount of the 2030 Debentures to US$960,000,000. The re-opening was made on an underwritten basis and issued under a prospectus supplement dated January 13, 2021 to the Corporation’s MJDS Shelf Prospectus. The terms of the re-opened notes are identical to the existing 2030 Debentures other than the issue date and issue price.
2051 Debentures
On June 7, 2021, the Corporation completed a U.S. public debt offering of US$900,000,000 principal amount debentures due June 15, 2051 (“2051 Debentures”). The offering was made on an underwritten basis and issued under a prospectus supplement dated June 2, 2021 to the Corporation’s MJDS Shelf Prospectus. Interest on the 2051 Debentures is paid semi-annually in arrears on June 15 and December 15 of each year commencing December 15, 2021 at a rate of 4.100%.
The 2030 Debentures and 2051 Debentures were created and issued pursuant to the provisions of a trust indenture, as amended and supplemented from time to time, dated December 17, 2020 between the Corporation, Computershare Trust Company, N.A., and Computershare Trust Company of Canada, providing for the issuance of an unlimited aggregate principal amount of debt securities (“U.S. Indenture”).
Reference is made to the U.S. Indenture for a full description of the terms of the 2030 Debentures and 2051 Debentures. The U.S. Indenture and supplements are available by visiting EDGAR on the SEC website at www.sec.gov.
Redemptions
The Corporation may elect to redeem the 2027 Debentures, 2024 Debentures, 2025 Debentures, 2030 Debentures, or 2051 Debentures prior to their stated maturity dates, provided certain notice is given and applicable premium to principal amounts are paid. For more information about the Corporation’s early redemption rights, please refer to the applicable supplemental indenture to the Canadian Indentures and U.S. Indenture, available on SEDAR at www.sedar.com and by visiting EDGAR on the SEC website at www.sec.gov, respectively.

The debentures offered pursuant to the Canadian Indentures and U.S. Indenture are collectively referred to as the “Debentures”. The Debentures are not redeemable at the election of the holders thereof.
Change of Control Repurchase
If a Change of Control Triggering Event (defined below) occurs, the Corporation will be required to make an offer to repurchase the Debentures at a price payable in cash equal to 101% of the outstanding principal amount of the Debenture together with accrued and unpaid interest, to the date of purchase. A “Change of Control Triggering Event” occurs if there is both a Change of Control of the Corporation and a Rating Event. A “Change of Control” occurs if there is a sale of all or substantially all of the assets of the Corporation or the acquisition of beneficial ownership of more than 50% of the votes attaching to the shares of the Corporation that ordinarily have voting power for the election of directors of the Corporation. A “Rating Event” occurs if, following a Change of Control or announcement of a Change of Control, the rating of the Debentures is lowered to below investment grade rating (below BBB- for Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., (“S&P”) and BBB (low) for DBRS Limited (“DBRS”)) (or the equivalent of any successor rating category by S&P and DBRS) by each of the rating agencies who rate the Debentures, if there are two or less than two such agencies, and by two out of three of the agencies, if the Debentures are rated by three agencies.
Ratings
The Debentures are rated BBB (high) with a “Negative” trend by DBRS. The “BBB (high)” rating assigned to the Debentures represents the fourth highest of the ten rating categories available from DBRS for long-term debt. Under the DBRS system, debt securities rated BBB (high) are of adequate credit quality and the capacity for the payment of financial obligations is considered acceptable. While this is a favourable rating, entities in the BBB (high) category are considered to be more vulnerable to future events than higher-rated companies. A reference to “high” or “low” reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle category. According to DBRS, the “Negative” trend helps give investors an understanding of DBRS’s opinion regarding the outlook for the rating.
The Corporation has received an issuer credit rating from S&P of BBB with a “Negative” outlook. In addition, the Debentures are rated BBB by S&P. The “BBB” rating is the fourth highest of the ten major rating categories for long-term debt and indicates S&P’s view that the Corporation’s capacity to meet its financial commitment on the obligations is adequate; however, adverse economic conditions or changing circumstances are more likely to weaken the Corporation’s capacity to meet its financial commitments than obligations in higher rated categories. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular ratings category. A rating trend or outlook, expressed as positive, stable, negative or developing, provides S&P’s opinion regarding the outlook for the rating in question over the medium term.
The Corporation has received a long-term issuer rating from Moody’s Investors Services, Inc. (“Moody’s”) of Baa2 with a “Stable” outlook. In addition, the Debentures are rated Baa2 by Moody’s. The Baa2 rating is the fourth highest of nine rating categories from Moody’s for long-term debt and indicates Moody’s view that the Corporation and Debentures are judged to be medium-grade quality and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Rating outlooks fall into four categories: Positive, Negative, Stable, and Developing.
The Corporation paid customary rating fees to DBRS, S&P, and Moody’s in connection with the ratings. Other than in the ordinary course of customary ratings fees as aforesaid, in the past two years, the Corporation did not make any payments to either DBRS or S&P in respect of any other services provided by either DBRS or S&P to the Corporation. For the year ended December 31, 2021, the Corporation paid Moody’s customary fees in connection with an engagement for a Ratings Assessment Service to analyze potential ratings impact in certain capital raising scenarios.
Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency.
DIVIDENDS
Current Dividend Policy
The Corporation currently pays a quarterly cash dividend. The Board has declared dividends of $0.18 per share to be paid to shareholders of record on each of March 31, 2022 and June 30, 2022. Dividends are paid at the discretion of the Board and the dividend rate will be reviewed from time to time by the Board after giving consideration to CI’s cash flow, financial position, net earnings, sales outlook and other relevant factors.

Historical Dividend Record
2021
During 2021 the Corporation declared dividends to shareholders as follows:

Record Date	Payment Date	Dividend per Common Share ($)
March 31, 2021	April 15, 2021	0.18
June 30, 2021	July 15, 2021	0.18
September 30 2021	October 15, 2021	0.18
December 31, 2021	January 14, 2022	0.18
	Total	0.72
2020
During 2020 the Corporation declared dividends to shareholders as follows:

Record Date	Payment Date	Dividend per Common Share ($)
March 31, 2020	April 15, 2020	0.18
June 30, 2020	July 15, 2020	0.18
September 30 2020	October 15, 2020	0.18
December 31, 2020	January 15, 2021	0.18
	Total	0.72
2019
During 2019 the Corporation declared dividends to shareholders as follows:

Record Date	Payment Date	Dividend per Common Share ($)
March 31, 2019	April 15, 2019	0.18
June 30, 2019	July 15, 2019	0.18
September 30, 2019	October 15, 2019	0.18
December 31, 2019	January 15, 2020	0.18
	Total	0.72

MARKET FOR SECURITIES
Trading Price and Volume
The common shares are listed and posted for trading on the TSX under the trading symbol “CIX” and on the NYSE under the trading symbol “CIXX”. The price ranges and volume traded of the common shares on the TSX for each month for the fiscal year ended December 31, 2021 are set out below.

Price ($)
Month	High	Low	Trading Volume
January	17.75	14.91	23,011,501
February	19.80	16.09	41,679,569
March	19.25	16.63	27,814,171
April	20.02	18.08	15,379,290
May	22.63	19.76	12,987,568
June	23.22	21.59	13,347,507
July	23.14	22.12	7,938,334
August	25.87	22.68	9,079,011
September	26.99	24.49	11,520,762
October	28.58	25.05	9,684,755
November	30.88	27.31	10,772,313
December	28.72	25.92	10,538,484
The price ranges (in U.S. dollars) and volume traded of the common shares on the NYSE for each month for the fiscal year ended December 31, 2021 are set out below.

Month	High	Low	Trading Volume
January	14.40	11.76	64,671
February	15.54	12.50	173,778
March	15.45	13.15	255,278
April	16.22	14.39	108,170
May	18.59	15.55	102,691
June	18.90	17.39	67,662
July	18.61	17.35	65,985
August	20.60	18.15	147,835
September	21.23	19.41	85,616
October	23.13	19.92	76,443
November	24.51	21.32	133,921
December	22.66	20.06	253,749

DIRECTORS
The following table sets out important information regarding each of the Directors at March 28, 2022.

William (Bill) Butt
Toronto, Ontario Canada
Director Since 2019
Term Limit: 2031
Independent
Age: 59
Areas of Expertise:
Accounting and Finance; Financial Services; Investment Funds; CEO Experience/Strategic Leadership; Risk Management

2021 votes in favour: 99.30%

Mr. Butt brings two decades of experience in managing a large and growing multinational financial services organization to the CI Board.

Most recently, he was Global Head of Investment and Corporate Banking for BMO Financial Group, one of the world’s largest banks. In this role, he was responsible for BMO’s business with major corporations worldwide encompassing equity and debt financing, corporate lending, mergers and acquisition advisory services, merchant banking, trade finance and global treasury management. His accomplishments included the expansion of BMO’s business in the United States and into Australia, China and India.

As one of BMO’s senior leaders, Mr. Butt sat on its Management Committee and its Capital Markets’ Executive, Operating and Management Committees.

He serves on the Board of Directors of OMERS, one of Canada’s largest pension plans, and chairs its Investment Committee and previously chaired its Audit & Pension Committee. He is a former director of Xplornet Communications and chaired its Human Resources and Governance Committee.

Mr. Butt is Co-Chairperson of the Children’s Aid Foundation of Canada’s $75 million “Stand Up For Kids – Futures Transformed Campaign” and a member of the Children’s Aid Foundation’s Board of Directors and Executive Committee (2016-present). He previously served as Chairperson of the St. Michael’s Hospital (Toronto) President’s Council (2011-2021) and on the St. Michael’s Hospital Foundation Board of Directors.

He holds a Bachelor of Commerce degree from the University of Windsor, MBA from the Ivey Business School, ICD.D from the Institute of Corporate Directors, and studied at the Rotterdam School of Management. He is a past recipient of Canada's Top 40 Under 40 honours.

CI Shares/Deferred Share Units/Restricted Share Units owned or controlled 274,732
($ value based on closing price of CI shares on March 28, 2022) $5,530,355.16
Board Committees Audit and Risk (Chair)

Brigette Chang-Addorisio
Toronto, Ontario Canada
Director Since 2018
Term Limit: 2030
Independent
Age: 45
Areas of Expertise:
Accounting and Finance; CEO Experience/Strategic Leadership; Risk Management; Human Resources/Compensation

2021 votes in favour: 97.27%

Ms. Chang-Addorisio is President of the Raymond Chang Foundation, a charitable foundation established by the late G. Raymond Chang, one of the Corporation’s founders and its CEO from 1996 to 1999. She is Treasurer of G. Raymond Chang Ltd., a privately held investment holding company. From 1999 to 2003, she worked in Ernst & Young’s Audit and Business Advisory group.
Ms. Chang-Addorisio is a Director of two private companies, Mercatus Technologies Inc. and ColorAd Packaging.
She holds a Bachelor of Commerce from Queen’s University and a Bachelor of Education from the University of Toronto.

CI Shares/Deferred Share Units/Restricted Share Units owned or controlled 10,217,497 [1]
($ value based on closing price of CI shares on March 28, 2022) $205,678,214.61
Board Committees[2] Audit and Risk
[1]    Ms. Chang-Addorisio has 100% beneficial interest and control in respect of 471,257 shares, and 50% beneficial interest and 47% voting rights in respect of 9,746,240 shares owned by G. Raymond Chang Ltd.

[2]    Prior to February 9, 2022, Ms. Chang Addorisio also served on the Governance, Human Resources, and Compensation Committee.

William T. Holland
Toronto, Ontario Canada
Director Since 1994
Term Limit: N/A
Not Independent
Age: 63
Areas of Expertise:
Financial Services; Investment Funds; CEO Experience/Strategic Leadership;
Risk Management; Governance/Legal

2021 votes in favour: 94.10%

Mr. Holland is the Chairman of the Board of the Corporation. He joined CI in 1989 and worked in progressively senior roles before being appointed Chief Executive Officer in 1999, a position he held for more than 10 years. Under his leadership, CI significantly expanded its product lineup, diversified its distribution and made a number of acquisitions that contributed strongly to the company’s growth and presence in the Canadian asset and wealth management industry.

Mr. Holland has been a director of Holland Bloorview Kids Rehabilitation Hospital Foundation since 2006 and a director, member of the Governing Council and member of the of the Nomination and Governance committee of the Sunnybrook Foundation since 2018.

Mr. Holland has served as Chairman since 2017 and was Executive Chairman from 2010 to 2017. He has been a Director since 1994.

CI Shares/Deferred Share Units/Restricted Share Units owned or controlled 9,242,585
($ value based on closing price of CI shares on March 28, 2022) $186,053,236.05
Other Public Board Directorships Mr. Holland is a director of Real Matters Inc., a technology company that provides services for the mortgage lending and insurance industries.

Kurt MacAlpine
Chicago, Illinois, USA
Director Since September 2019
Term Limit: N/A
Not Independent
Age: 40
Areas of Expertise:
Financial Services; Investment Funds; CEO Experience/Strategic Leadership; Risk Management; Human Resources/Compensation; IT/Fintech

2021 votes in favour: 98.89%

Mr. MacAlpine was appointed Chief Executive Officer and Director of CI Financial in September 2019.
As CEO, he has introduced a new strategic direction for CI, more than doubling the firm’s assets under management and advisement. This strategy has included the establishment of a major private wealth business in the United States and the expansion of CI’s Canadian wealth management operations. Mr. MacAlpine also has overseen a revitalization of the firm’s asset management business, the rebranding of CI and its subsidiaries, and the listing of its shares on the New York Stock Exchange, among other initiatives.
Mr. MacAlpine brings extensive experience in the global asset and wealth management industry to CI. Previously, he was Executive Vice-President and Head of Global Distribution for WisdomTree Asset Management, a global asset manager and exchange-traded fund sponsor based in New York. He was responsible for all client-facing functions globally, including distribution, marketing, data intelligence and strategy, business development, and client solutions. He also oversaw the majority of the firm’s international businesses and was a member of the company’s global executive management committee.
Prior to joining WisdomTree, Mr. MacAlpine was a Partner and Leader of the North American Asset Management Practice at McKinsey & Company, a global management consulting firm, based in its New York office. He managed teams working with some of the largest asset and wealth managers in the world on topics related to strategy, distribution, marketing, international expansion, mergers and acquisitions, and product development.
Mr. MacAlpine holds a Bachelor of Commerce degree from Saint Mary’s University and an MBA from Queen’s University.

CI Shares/Deferred Share Units/Restricted Share Units owned or controlled 748,597
($ value based on closing price of CI shares on March 28, 2022) $15,069,257.61

David P. Miller
Toronto, Ontario Canada
Director Since 2013
Term Limit: 2025
Independent
Age: 72
Areas of Expertise:
Regulatory Affairs; CEO Experience/Strategic Leadership; Risk Management; Governance/Legal; Human Resources/Compensation

2021 votes in favour: 82.35%

Mr. Miller is an accomplished leader and strategic advisor with more than three decades of legal experience in the telecommunications and media industries. He has expertise in mergers and acquisitions and a wide variety of commercial agreements.
Until December 2018, Mr. Miller was the Chief Legal and Corporate Affairs Officer and Secretary of Rogers Communications Inc., a leading Canadian telecommunications provider. He had been with Rogers for over 30 years in increasingly senior roles and has extensive experience in public and private financing and operating in a highly regulated industry. He currently acts as Special Advisor to the Chief Executive Officer of Rogers Communications Inc.
Mr. Miller has been a member of the Advisory Board of Atlantic Packaging Products Limited since 2012, where his roles have included Chair of the Advisory Board, Chair of the Governance Committee, and a member of the Audit Advisory Committee. He was also a Director of Maple Leaf Sports and Entertainment Partnership from 2017 to 2019 and served on the Audit Committee and Human Resources Committee.
Since 2018, Mr. Miller has been a Distinguished Fellow at the Ted Rogers School of Management at Ryerson University.
He holds a Bachelor of Civil Law and Bachelor of Common Law from McGill University.

CI Shares/Deferred Share Units owned or controlled 20,041
($ value based on closing price of CI shares on March 28, 2022) $403,425.33
Board Committees Governance, Human Resources, and Compensation (Chair)

Tom P. Muir
FCPA, FCA, FCBV
Toronto, Ontario Canada
Director Since 2011
Term Limit: 2023
Independent
Age: 66
Areas of Expertise:
Accounting and Finance; Financial Services; Investment Funds; Regulatory Affairs; CEO Experience/Strategic Leadership; Governance/Legal; IT/Fintech

2021 votes in favour: 96.69%

Mr. Muir is the Lead Director of the Corporation. He has extensive and diverse experience in strategy, operations and finance, having served in C-suite roles at leading Canadian companies.
He was Co-Managing Director from 2007 to 2017 of Muir Detlefsen & Associates Limited, a company which worked in partnership with shareholders of public and private companies to develop and implement value-added strategic and operational plans for investee businesses. Mr. Muir’s prior operating positions include Executive Vice-President and Chief Financial Officer of Maple Leaf Foods Inc., a leading public Canadian consumer packaged foods company, and Co-Head of the Investment Banking Group and Member of the Executive Committee at RBC Dominion Securities Inc.
Mr. Muir is a Director and Chair of the Audit Committee of Merrco Payments Inc., a provider of secure payment solutions, and a Director and member of the Finance and Audit Committee of Brewers Retail Inc., which operates over 450 retail stores in Ontario under the name The Beer Store. He has served on the boards of many other public companies, including serving as Lead Director, Chair of Audit/Finance committees and on Governance and Human Resources committees.
Mr. Muir is a Fellow, Chartered Professional Accountant, a Fellow, Chartered Business Valuator, and a Life Member of the Institute of Chartered Business Valuators. He has a Bachelor of Commerce degree from the University of Toronto.

CI Shares owned or controlled 135,392
($ value based on closing price of CI shares on March 28, 2022) $2,725,440.96
Board Committees Audit and Risk Governance, Human, Resources and Compensation (ex officio)

Sheila A. Murray
Toronto, Ontario Canada
Director Since 2018
Term Limit: 2030
Not Independent
Age: 66
Areas of Expertise:
Investment Funds; Regulatory Affairs; CEO Experience/Strategic Leadership; Risk Management; Governance/Legal; Human Resources/Compensation; IT/Fintech

2021 votes in favour: 82.65%

Ms. Murray is the former President of CI Financial Corp., a position she held from 2016-2019. Previously, she had been Executive Vice-President, General Counsel and Secretary since 2008, following a 25-year career at Blake, Cassels & Graydon LLP, where she practiced securities law with an emphasis on mergers and acquisitions, corporate finance and corporate reorganizations. Ms. Murray played a key role in directing the operations and setting corporate strategy for CI Financial Corp. and its operating companies, including CI Investments Inc. and Assante Wealth Management. Her role included leading CI’s mentoring program, which fosters the advancement of high-potential female employees.
Ms. Murray is past Chair of the Dean’s Council at Queen’s University Law School and has taught securities regulation and corporate finance for several years at Queen’s and at the University of Toronto in its Global Professional Master of Laws. She has been a director of a number of charitable institutions.
Ms. Murray received her Bachelor of Commerce and Bachelor of Laws degrees from Queen’s University.

CI Shares/Restricted Share Units Owned or Controlled 85,684
($ value based on closing price of CI shares on March 28, 2022) $1,724,818.92
Other Public Board Directorships
Ms. Murray is Chair of the board of Teck Resources Limited, Canada’s largest diversified resource company; a trustee of Granite Real Estate Investment Trust, a Canadian-based real estate investment trust engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe; a director of Granite REIT Inc., a unitholder along with Granite Real Estate Investment Trust in Granite REIT Holdings Limited Partnership; and a director of BCE Inc., the publicly traded Canadian holding company for the Bell Canada group of companies, which includes telecommunications providers and various mass media assets under its subsidiary Bell Media Inc.

Paul J. Perrow
Toronto, Ontario Canada
Director Since 2018
Term Limit: 2030
Independent
Age: 58
Areas of Expertise:
Accounting and Finance; Financial Services; Investment Funds; CEO Experience/Strategic Leadership; Human Resources/Compensation

2021 votes in favour: 97.22%

Mr. Perrow has over 30 years of valuable leadership experience in the asset management industry. Mr. Perrow was Senior Vice-President, Director of Sales and Marketing with CI Investments Inc. until December 1996. From 1996 to 2013, he held a number of other senior industry positions, including: Managing Partner of Red Sky Capital, which offered investment funds to accredited investors; Co-Head and Managing Director of Merrill Lynch Investment Managers Canada; Co-Founder and President of Fairway Capital Management Corp. (Toronto); and President and Chief Executive Officer of BluMont Capital. He was also a Director of Integrated Asset Management Corp. when it was a public company.
Mr. Perrow is also Chair of the Investment Committee of Holland Bloorview Kids Rehabilitation Hospital Foundation.

CI Shares Owned or Controlled 385,000
($ value based on closing price of CI shares on March 28, 2022) $7,750,050.00
Board Committees[1] Governance, Human Resources, and Compensation
Other Public Board Directorships Mr. Perrow is a Director of Euro Sun Mining Inc. (formerly Carpathian Gold Inc.), a Canadian-based development-stage mining company.
[1]    Prior to February 9, 2022, Mr. Perrow also served on the Audit and Risk Committee.

Sarah M. Ward
Hobe Sound, Florida, USA
Director Since 2022
Term Limit: 2034
Independent
Age: 62
Areas of Expertise:
Accounting and Finance; Financial Services; Governance/Legal; Human Resources/Compensation

2021 votes in favour: N/A

Ms. Ward is a globally recognized leader in business law with more than three decades of experience serving leading financial institutions and other large international firms.
She practiced law for more than 35 years at Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), where she was a New York-based Partner in the firm’s Banking Group and co-chair of its Legal Opinion Oversight Committee. Ms. Ward’s practice focused on representing borrowers and lenders in acquisitions, leveraged financings and corporate restructurings. Her clients included a wide variety of public companies, private equity firms and financial institutions.
Ms. Ward’s experience at Skadden also included membership in its Policy Committee, the firm’s governing body, and serving as global co-head of the Banking Group from 2009-14. She also authored numerous articles related to her areas of practice and has lectured extensively on banking-related topics.
Ms. Ward holds a Doctor of Law degree from Fordham University School of Law and a Bachelor of Arts degree from Princeton University.

CI Shares Owned or Controlled 0
($ value based on closing price of CI shares on March 28, 2022) $0[1]
Board Committees Governance, Human Resources, and Compensation
[1]    Ms. Ward has until February 2025 to meet the non-employee director share ownership requirement of three times her annual director’s fee.

The term of office of each director will expire at the termination of the next annual meeting of holders of the common shares or until his successor is elected or appointed. Effective May 10, 2018, the Board adopted a twelve-year term limit for all Directors, applicable to Directors who have served on the Board less than twelve years as of that date. Term limits are not intended to discourage the full and frank assessment of each Director’s contribution to the Board on an annual basis. Term limits do not apply to the Chief Executive Officer.

EXECUTIVE OFFICERS
The following chart sets out information concerning the executive officers of the Corporation.

Name	Position	Principal Occupation within the Preceding Five Years
William T. Holland Toronto, Ontario, Canada	Chairman of the Board, CI Financial Corp.	Prior to May 2017, Executive Chairman of the Board since January 2016. Prior to January 2016, Chairman of the Board since May 2012.
Kurt MacAlpine Miami, Florida, USA	Chief Executive Officer, CI Financial Corp.	Prior to September 2019, Executive Vice-President and Chief Distribution Officer, WisdomTree Investments Inc., since July 2015.
Darie P. Urbanky Toronto, Ontario, Canada	President and Chief Operating Officer, CI Financial Corp.	Prior to June 2019, Executive Vice-President and Chief Operating Officer, since September 2018. Prior to September 2018, Executive Vice-President since February 2018. Chief Operating Officer, CI GAM, since September 2018*. Prior to September 2018, Executive Vice-President and Chief Technology Officer since February 2018. Prior to February 2018, Senior Vice-President and Chief Technology Officer, CI GAM since July 2016. Prior to July 2016, Vice-President, CI GAM since October 2010.
Amit Muni Manhasset, New York, USA	Executive Vice-President and Chief Financial Officer, CI Financial Corp.	Prior to June 2021, Chief Financial Officer of WisdomTree Investments, Inc., from March 2008 to May 2021.
EDWARD KELTERBORN Toronto, Ontario, Canada	Executive Vice-President and Chief Legal Officer, CI Financial Corp.	Prior to January 2021, Chief Legal Officer since 2019. Director, Executive Vice-President and Chief Legal Officer, since November 2021*, Prior to November 2021, Director, Senior Vice-President and General Counsel, CI GAM, since February 2019, Senior Vice-President and General Counsel, CI GAM since March 2017. Prior to March 2017, General Counsel, CI GAM since September 2016. Prior to September 2016, Senior Vice-President, Legal & Operations, First Asset since July 2012.
Julie Silcox Sag Harbour, New York USA	Executive Vice-President and Chief Marketing Officer	Prior to January 2021, Chief Marketing Officer, WisdomTree Investments Inc. since November 2005.
Lorraine Blair Etobicoke, Ontario, Canada	Executive Vice-President and Chief Talent Officer	Prior to May 2019, Senior Vice-President, Human Resources, CI GAM since December 2010.
Amarjit Anderson Etobicoke, Ontario, Canada	Chief Risk Officer	Prior to November 2020, Senior Vice-President and Chief Internal Auditor since February 2017*. Prior to February 2017, Senior Vice-President, Taxation since December 2015, CI GAM.
*Continues to hold this position.

As at March 28, 2022, the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, or exercised control or direction over approximately 21,545,060 common shares, restricted share units, and deferred share units (representing approximately 11% of the outstanding common shares).
Corporate Cease Trade Orders or Bankruptcies
To the knowledge of the Corporation, none of the directors or executive officers of the Corporation (a) are, as at the date hereof, or have been, within the 10 years before the date of this annual information form, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, (b) are, as at the date of this annual information form, or have been within 10 years before the date of this annual information form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (c) have, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.
Penalties and Sanctions
To the knowledge of CI, none of the directors or executive officers of CI nor any personal holding company owned or controlled by any of them (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
CI GAM is a party to two class action proceedings brought by investors in CI GAM’s mutual funds, in each case asking for unspecified damages resulting from CI GAM’s alleged failure to implement measures to fully protect the funds’ investors against costs of frequent trading activity. These proceedings were instituted in 2004 in the provinces of Ontario, currently led by representative plaintiff Sheila Snyder, and Quebec, currently led by representative plaintiff Claude Ravary. CI GAM intends to vigorously defend itself in both class actions on the basis that, among other things, the affected investors in its funds were fully compensated by CI GAM through a compensation program that was established in 2004 in a settlement agreement with the Ontario Securities Commission. The trial of the Ontario class action commenced on February 8, 2022 and is currently expected to be completed not later than June 15, 2022.
Regulatory Actions
In the ordinary course of business, CI may be assessed fees or fines by Canadian securities regulatory authorities in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to CI. In addition, CI and its subsidiaries are subject to other regulatory authorities around the world, and accordingly fees, administrative penalties, settlement agreements and sanctions may be categorized differently by certain regulators. Any such penalties imposed under these categories in 2021 are not material to our financial position or results of operations.
TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc. acts as Transfer Agent and Registrar for the common shares and maintains registers of transfers of the common shares in Toronto, Montreal and Vancouver. Computershare Trust Company, N.A. is the co-transfer agent of the common shares in the U.S. and maintains registers and transfers of the Common Shares at its offices in Louisville, Kentucky and Edison, New Jersey.
MATERIAL CONTRACTS
The following contracts can reasonably be regarded as material to CI:
(a)The 2009 Canadian Indenture, together with the Sixth Supplemental Indenture dated September 27, 2017, pursuant to which the 2027 Debentures have been issued.

(b)The 2019 Canadian Indenture, together with the First Supplemental Indenture dated July 22, 2019, pursuant to which the 2024 Debentures have been issued, and the Second Supplemental Indenture dated May 26, 2020 pursuant to which the 2025 Debentures have been issued.
(c)The U.S. Indenture, together with the First Supplemental Indenture dated December 17, 2020, pursuant to which the first tranche of the 2030 Debentures have been issued, the Second Supplemental Indenture dated January 19, 2021, pursuant to which the second tranche of 2030 Debentures have been issued, and the Third Supplemental Indenture dated June 7, 2021 pursuant to which the 2051 Debentures have been issued.
(d)The revolving credit facility between CI and the Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and National Bank of Canada, dated May 27, 2021, which provides for a $700 million credit facility with a revolving period that extends to May 27, 2024.
INTERESTS OF EXPERTS
Ernst & Young LLP, Chartered Professional Accountants, the external auditors of the Corporation, reported on the fiscal 2021 audited financial statements of the Corporation which were filed by the Corporation with securities regulators pursuant to National Instrument 51-102 – Continuous Disclosure Obligations. Ernst & Young LLP is independent with respect to the Corporation in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).
AUDIT AND RISK COMMITTEE INFORMATION
Audit and Risk Committee’s Charter
The Audit and Risk Committee has adopted a written charter that sets out its mandate and responsibilities. A copy of the charter is attached hereto as Appendix “A”.
Composition of the Audit and Risk Committee
The Audit and Risk Committee is currently comprised of three Directors, each of whom is independent and financially literate as such term is defined under applicable securities laws and stock exchange requirements and guidance: William (Bill) Butt (Chair), Brigette Chang-Addorisio, and Tom Muir.

Relevant Education and Experience
The following summarizes the education and experience of each Audit and Risk Committee member that is relevant to the performance of his responsibilities as an Audit and Risk Committee member. Mr. Perrow was an Audit and Risk Committee member during 2021 but ceased being a member on February 9, 2022.
William (Bill) Butt, 59, (Chair) Mr. Butt brings two decades of experience in managing a large and growing multinational financial services organization. Most recently, he was Global Head of Investment and Corporate Banking for BMO Financial Group, one of the world’s largest banks. In this role, he was responsible for BMO’s business with major corporations worldwide encompassing equity and debt financing, corporate lending, mergers and acquisition advisory services, merchant banking, trade finance and global treasury management. As one of BMO’s senior leaders, Mr. Butt sat on its Management Committee and its Capital Markets’ Executive, Operating and Management Committees. He serves on the Board of Directors of OMERS, one of Canada’s largest pension plans, and chairs its Investment Committee and previously chaired its Audit & Pension Committee. He holds a Bachelor of Commerce degree from the University of Windsor, MBA from the Ivey Business School, ICD.D from the Institute of Corporate Directors, and studied at the Rotterdam School of Management.
Brigette Chang-Addorisio, 45, is President of the Raymond Chang Foundation, a charitable foundation established by the late G. Raymond Chang. Ms. Chang-Addorisio is Treasurer of G. Raymond Chang Ltd., a privately held investment holding company. From 1999 until 2003 she worked in Ernst & Young’s Audit and Business Advisory group. Ms. Chang-Addorisio holds a Bachelor of Commerce from Queen’s University and a Bachelor of Education from the University of Toronto.
Tom P. Muir, 66, has extensive and diverse experience in strategy, operations and finance, having served in C-suite roles at leading Canadian companies. He was Co-Managing Director from 2007 to 2017 of Muir Detlefsen & Associates Limited, a company which worked in partnership with shareholders of public and private companies to develop and implement value-added strategic and operational plans for investee businesses. Mr. Muir’s prior operating positions include Executive Vice-President and Chief Financial Officer of Maple Leaf Foods Inc., a leading public Canadian consumer packaged foods company, and Co-Head of the Investment Banking Group and Member of the Executive Committee at RBC Dominion Securities Inc. Mr. Muir is a Director and Chair of the Audit Committee of Merrco Payments Inc., a provider of secure payment solutions. Mr. Muir is a Fellow, Chartered Professional Accountant, a Fellow, Chartered Business Valuator, and a Life Member of the Institute of Chartered Business Valuators. He has a Bachelor of Commerce degree from the University of Toronto.

Paul Perrow, 58, has over 30 years of valuable experience in the asset management industry. Mr. Perrow was Senior Vice President, Director Sales and Marketing with CI Investments Inc. until December 1996. From 1996 to 2013 he held a number of other senior industry positions including Managing Partner of Red Sky Capital, Co-Head and Managing Director of Merrill Lynch Investment Managers Canada, Co-Founder and President of Fairway Capital Management Corp. (Toronto) and President and Chief Executive Officer of BluMont Capital, and a Director of Integrated Asset Management Corp., when it was a public company. In his role as a Governor on the Board of Governors of CI Mutual Funds Inc., he was responsible for analyzing and evaluating financial statements of numerous mutual funds. He also acts as Chair of the Investment Committee of Holland Bloorview Kids Rehabilitation Hospital Foundation. He ceased being a member of the Audit and Risk Committee on February 9, 2022.
Pre-Approval Policies and Procedures
The following policies and procedures have been adopted by the Audit and Risk Committee for the engagement of CI’s external auditors for non-audit services.
On proposed non-audit services, the timing of which is not urgent, management is required to submit a request for pre-approval of same at the next quarterly Audit and Risk Committee meeting.
For all other proposed non-audit services, the Audit and Risk Committee has delegated to its Chair the responsibility and authority to review and, in his discretion, approve the proposed non-audit services under the following procedures. Designated finance personnel are required to submit to the Chair of the Audit and Risk Committee, in writing, a request for pre-approval of the particular non-audit service, such request to disclose all necessary details of the proposed non-audit services such as the scope of work, the estimated time for completion, and the estimated fees for such services. Except in extenuating circumstances, requests shall be made to the Chairman prior to the engagement of the auditors for the particular service. Upon receipt of the request, the Chairman of the Audit and Risk Committee shall promptly either accept the request or decline the request with brief reasons, in either case in writing and after taking into account the impact of the services on the auditors’ independence. Management must present any requested pre-approvals to the Audit and Risk Committee at its next quarterly meeting. CI shall retain all correspondence pertaining to the requests in its records.
External Auditors’ Service Fee
The aggregate amounts paid or accrued by CI with respect to fees, excluding expenses, payable to the external auditors for audit, audit-related, tax and other services for the fiscal years ended December 31, 2021 and December 31, 2020 were as follows:

Type of Service	Fiscal year ended December 31, 2021 ($)	Fiscal year ended December 31, 2020 ($)
Audit Fees	3,501,250	1,816,250
Audit-Related Fees(1)	878,750	1,256,250
Tax Fees(2)	75,000	45,000
All Other Fees(3)	-	100,000
Total	4,455,000	3,217,500
________________________________
Notes:
(1)    The services comprising these fees related to translation, public offerings and other regulatory reporting.
    (2)    The services comprising these fees were tax returns and other tax advice.
    (3)    The services comprising these fees were access to research and interpretation of regulations and standards.
ADDITIONAL INFORMATION
General
Additional information relating to CI may be found on SEDAR at www.sedar.com or by visiting EDGAR on the SEC website at www.sec.gov.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of CI common shares, and securities authorized for issuance under equity compensation plans, is contained in the Management Information Circular for the Annual Meeting of Shareholders held on June 16, 2021. Additional financial information is provided in CI’s financial statements and management’s discussion and analysis for its most recently completed fiscal year.

APPENDIX “A”
CI FINANCIAL CORP.
AUDIT AND RISK COMMITTEE CHARTER
As of February 9, 2022
1.Purpose and Scope
The Audit and Risk Committee (the “Committee” or the “Audit Committee”) of CI Financial Corp. (the “Company”) is a committee of the Board of Directors (the “Board”). The Committee shall oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements, as well as exercise the responsibilities and duties set out in this Charter.
2.Membership
Number of Members
The Committee shall be appointed by the Board and shall be comprised of at least three members of the Board. The Lead Director of the Board shall be an ex officio member of the Audit Committee, unless otherwise appointed to be member of the Committee.
Independence of Members
Each member of the Committee must be “independent” according to all applicable standards of independence under applicable laws, regulations, rules and stock exchange requirements or guidelines.
Chair
At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Charter, work with management to develop the Audit Committee’s annual work-plan, provide reports of the Audit Committee to the Board and fulfill all other responsibilities as enumerated in the Company’s Committee Chair Position Description.
Financial Literacy of Members
At the time of his or her appointment to the Committee, each member of the Committee shall be “financially literate”, or shall become “financially literate” within a reasonable time following appointment to the Committee, as such term is defined under applicable securities laws and stock exchange requirements and guidance. In addition, at least one member of the Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.
Term of Members
The members of the Committee shall be appointed annually by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. If the Chair is not elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. The term of the Chair of the Committee shall be up to four years.

3.Meetings
Number of Meetings
The Committee shall meet at least quarterly and otherwise may meet as many times per year as necessary to carry out its responsibilities.
Quorum
No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.
Calling of Meetings
The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer, President or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.
Minutes; Reporting to the Board
The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be available to the other members of the Board. However, the Chair shall report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.
Attendance of Non-Members
The external auditors are entitled to attend and be heard at each meeting of the Audit Committee. Other Board members are also entitled to attend meetings of the Audit Committee, with notice to the Chair. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Committee or such individuals consider appropriate.
Meetings without Management
The Committee shall hold meetings, or portions of meetings, at which management is not present.
The Committee shall meet at least quarterly with the auditors without the presence of management.
Access to Management
The Committee shall have regular access to the Company’s management and employees and the books and records of the Company.
Consultation
The Audit Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Committee, for the services of these advisors. The Committee shall also be permitted to communicate directly with the internal audit staff of the Company and entities controlled by the Company (together, the “Company Group”) (if any) and the auditors.

4.Duties and Responsibilities
The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by (i) any exchange upon which securities of the Company are traded, or (ii) any governmental or regulatory body exercising authority over the Company, in each case, as are in effect from time to time (collectively, the “Applicable Requirements”) including the functions and responsibilities set out in applicable securities laws and stock exchange requirements and guidance .
Financial Executives
The Committee shall review and discuss with management and the Board the appointment and/or removal of the Chief Financial Officer and Chief Internal Auditor and recommend qualified candidates to the Board, as appropriate.
Financial Reports
(a)General
Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements. The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures.
(b)Review of Annual Financial Reports
Prior to public release, the Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). At the Committee meeting at which the Company’s annual statements are to be reviewed, the Committee shall meet, in person, with representatives of the auditors and with the Company management to obtain information regarding the annual statements and the results of the audit including, but not limited to information concerning:
1.the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting;
2.accounting policies, judgments and estimates used by management;
3.areas of audit emphasis;
4.applicable regulatory compliance; and
5.independence of auditors.
After completing its review, if advisable, the Audit Committee shall approve, and recommend for Board approval, the annual financial statements and the related MD&A.
(c)Review of Interim Financial Reports
The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve the interim financial statements and the related MD&A, if such authority has been duly delegated to the Audit Committee. Otherwise, after completing its review, if advisable the

Audit Committee shall approve, and recommend for Board approval, the interim financial statements and the related MD&A. The review by the Committee shall be completed prior to the issuance of a press release respecting the interim financial results. The Committee shall meet, in person, with representatives of the auditors and with the Company management to obtain information regarding the interim statements and to discuss the results of their preparation and review. At each meeting, the Committee will request that the auditors communicate to the Committee their findings based on the interim procedures performed by the auditors. In addition, the Committee will request that the auditors communicate any findings which would modify or change the report provided by the auditors to the Committee in connection with the Company’s last annual statements.
(d)Review Considerations
In addition to the procedures referred to above, when conducting its review of the annual financial statements or the interim financial statements, the Audit Committee may:
(i)receive a report from internal legal counsel, as requested, regarding any litigation claim or other contingency that could have a material effect on the financial statements;
(ii)review the status of accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;
(iii)review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under International Financial Reporting Standards;
(iv)review any material changes in accounting policies and any significant changes or developments in accounting practices, independence standards and reporting practices and their impact on the financial statements as presented by management;
(v)review with management and the auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;
(vi)receive and review a report from management or internal audit on the effectiveness of financial disclosure procedures and internal controls over financial reporting;
(vii)review any problems experienced by the auditors in performing the annual audit or quarterly procedures, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;
(viii)obtain an explanation from management of all significant variances between comparative reporting periods;
(ix)review the post-audit or management letter, containing the recommendations of the auditors, and management’s response and subsequent follow up to matters raised by the auditors;
(x)review “whistleblowing” complaints received by Lead Director;
(xi)review any other matters, related to the financial statements, that are brought forward by the auditors or management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements; and

(xii)review interim and annual chief executive officer and chief financial officer certifications on financial statements and controls required by National Instrument 52-110 – Audit Committees.
(e)Approval of Other Financial Disclosures
Prior to public release, the Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, publicly disseminated, other than press releases regarding monthly sales. If the Audit Committee has been duly delegated the authority to approve the interim financial statements and related MD&A, it shall also have the authority to approve press releases disclosing, or based upon, financial results of the Company related thereto, without the requirement for further Board approval.
Annual Performance Evaluation
The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as the Governance, Human Resources, and Compensation Committee deems appropriate.
Other
The Audit Committee or the Chair shall be available to review with management and the auditors any material accounting and financial issues affecting the Company not resolved during annual and quarterly reviews.
Managing the Relationship with the Auditors
(a)    Appointment and Compensation
The Audit Committee shall select and recommend to the Board for shareholder approval the appointment of the auditors. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.
(b)     Resolution of Disagreements
The Audit Committee shall resolve any disagreements between management of the Company and the auditors as to financial reporting matters brought to its attention.
(c)    Discussions with Auditors
At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee. The Committee shall ensure that the Company requires and instructs the auditors to report directly to the Committee.
(d)    Audit Plan
At least annually, and prior to the commencement of each audit, the Audit Committee shall review a summary of the external auditors’ annual audit plan, describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by any governmental or professional authority, within the preceding five years, respecting one or more independent audits carried out by the external auditor, and any steps taken to deal with such issues; and (iii) all relationships between the external auditor and the Company.
The Committee should report its conclusions with respect to the above matters, as well as its review of the lead partner of the external auditor, and its views on whether there should be a regular rotation of the external auditor, to the Board. The Audit Committee shall also consider and review with the auditors any material changes to the scope of the plan.
(e)    Quarterly Review Report
The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.
(f)Independence of Auditors
At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements.
(g)Evaluation and Rotation of Lead Partner
At least annually, the Audit Committee shall review the qualifications and performance of the Company’s external auditors, including an evaluation of the lead partner(s), and discuss, if necessary, any abridgment or acceleration of the current policy of rotating lead partners of the external auditors.
(h)Requirement for Pre-Approval of Non-Audit Services
The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.
The Audit Committee shall satisfy the pre-approval requirement in the foregoing paragraph (h) if:
i)the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of fees paid by the Company and its subsidiary entities to the Company’s external auditor during the fiscal year in which the services are provided;
ii)the Company or the relevant subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement;
iii)the services are promptly brought to the attention of the Audit Committee and approved by the Audit Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit Committee, prior to the completion of the audit.
(i)Approval of Hiring Policies
The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company and the mutual funds managed by the Company or its affiliates.
(j)Communication with Internal Auditor
The internal auditor shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.
The Committee shall review and approve on an annual basis the mandate and annual internal audit plan of the internal audit department and discuss with management the internal audit budget and staffing. The Committee shall direct management to make changes it deems advisable in respect of the internal audit function.
The Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, reporting responsibilities and qualifications of the persons responsible for the internal audit function.
Internal Controls
(a)General
The Audit Committee shall review the Company’s disclosure controls and procedures and internal controls over financial reporting.
(b)Establishment, Review and Approval
The Audit Committee shall oversee management’s design, implementation and maintenance of appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure controls and procedures, and review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:
(i)the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls; and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;
(ii)any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;
(iii)the Company’s fraud prevention and detection procedure, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and
(iv)any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls and procedures.
Audit Committee Whistleblower Procedures
The Audit Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The details of such whistleblower procedures will be described in a Whistleblower Policy and available on the employee website.

Audit Committee Disclosure
The Audit Committee shall approve any audit committee disclosures required by Applicable Requirements to be included in the Company’s disclosure documents.
Enterprise Risk Management Oversight
The Committee shall meet regularly with the Company’s Chief Executive Officer and President and shall review periodically with management the Company’s systems to monitor and manage major business risks and legal and ethical compliance programs. The Committee shall receive regular reports on compliance systems and procedures and reports on the Company’s risk management policies and procedures.
The Committee shall meet regularly with the Company’s Chief Risk Officer and other key risk personnel and shall review an Annual Risk Report from the Chief Risk Officer.
The Committee shall review reports from the Company’s Chief Technology Officer and shall review, at least annually, the Company’s cybersecurity program and the approach of management to cyber-related risks.
The Committee shall review and recommend to the Board for approval the risk related disclosure in the Company’s annual information form, financial statements and related management’s discussion and analysis.
Compliance with Legal and Regulatory Requirements
The Committee shall review reports from the Company’s Corporate Secretary, Chief Legal Officer and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Committee shall review management’s evaluation of and representations relating to compliance with applicable law and management’s plans to remediate any deficiencies identified.
Delegation
The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this Charter as the Audit Committee deems appropriate.
5.Charter Review
The Committee shall review and update this Charter annually and present it to the Board for approval.
6.No Rights Created
This Charter is a statement of broad policies and is intended as a component of the governance framework within which the Committee assists the Board in directing the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.